

Mail Stop 3561

February 8, 2008

Mr. Guy A. Archbold
Chief Executive Officer
Chapeau, Inc.
1190 Suncast Lane, Suite 2
El Dorado Hills, CA 95762

> **Re:** **Chapeau, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2007**
> **Filed September 28, 2007**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2007**
> **Filed November 14, 2007**
> **Form 8-K**
> **Filed December 17, 2007**
> **File No. 033-01289-D**

Dear Mr. Archbold:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended June 30, 2007

Management's Discussion and Analysis or Plan of Operation, page 8

Results of Operations and Financial Results, page 11

1.   Please expand your discussion and analysis of results of operations to describe the causes for the increase in revenue during fiscal 2007.

2.   We note that you have entered into discount energy service agreements that represent in excess of approximately $12 million from the delivery of turnkey energy generation capabilities. Please expand your discussion and analysis to describe the timing of when you expect delivery under the agreements to impact your future results of operations and cash flows.

Consolidated Statements of Operations, page F-4

3.   Please allocate share-based compensation expense to present the expense in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14:F for additional guidance.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

4.   Please expand your disclosure in your description of business on page 1, management's discussion and analysis on page 8, and footnotes to the financial statements on page F-8 to provide the disclosures described in Section II.F.3. of our *Current Accounting and Disclosure Issues in the Division of Corporation Finance*, which may be found at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf, to the extent they are applicable.

5.   We note in Note 1 that your products require installation. Please tell us whether installation is essential to the functionality of equipment, and describe the basis for your determination.

6.   We note that you provide a one-year warranty covering materials and workmanship. Please tell us how you have determined you are able to reliably estimate the cost of the warranty provided under the terms of sale. In addition, disclose a tabular reconciliation of the changes in your product warranty liability. Refer to paragraph 14.b. of FIN 45 for additional guidance.

Fair Value of Financial Instruments, page F-10

7.   We note your disclosures indicating it is not practicable to estimate the fair value
        of the long-term debt and other long-term obligations payable, which have an
        aggregate value of $2,225,593. Please disclose the reasons why it is not
        practicable to estimate the fair value. Refer to paragraph 14 of SFAS 107 for
        additional guidance.

Note 8 – Stock Options and Warrants, page F-21

8.   We note in the table of weighted-average assumptions used for options granted
        during the year ended June 30, 2007 and 2006 on page F-22 that you assumed an
        expected life of 10 years, which is equivalent to the contractual term of the option
        awards. In calculating the fair value of options using the Black-Scholes option-
        pricing model, please explain to us why it is appropriate to base the expected term
        of options on the contractual term rather than the period of time for which the
        instrument is expected to be outstanding. Refer to the guidance in paragraphs A3,
        A18 and A26 through A30 of SFAS 123R and SAB Topic 14:D.2.

Form 10-QSB for Fiscal Quarter Ended September 30, 2007

Notes to the Condensed Consolidated Financial Statements

(C) Financing, page 7

9.   We note your disclosures indicating your entry into two secured promissory notes
        in September 2007. Further, we note that interest is payable during the start-up
        period in units, defined as one share of common stock and one warrant to
        purchase common stock. Tell us how you have determined the value of such
        units in determining interest expense for the period ended September 30, 2007.
        We expect that such determination incorporates a valuation model such as Black-
        Scholes to account for the fair value of warrants payable to Mr. Smith.

(G) Subsequent Events, page 12

10.   We noted the extension of the expiration date for certain options to acquire 1.6
        million shares of common stock on October 10, 2007. We believe that this
        modification requires a comparison of the fair values of the warrants immediately
        before and after the modification, with compensation expense recognized for the
        resulting increase in fair value. Please refer to paragraph 51 of SFAS 123(R) and
        EITF 96-18 and revise the financial statements accordingly.

Form 8-K, filed December 17, 2007

11.   We note the description of your joint venture agreement with TEFCO, LLC, signed December 14, 2007. Please amend your Form 8-K to include such agreement, as it appears this exhibit is material to an investor's understanding of the scope of your future operations.

12.   Explain to us the manner in which you intend to account for your relationship with TEFCO, LLC. While your disclosures on Form 8-K, filed December 17, 2007, note that TEFCO will receive interest in conjunction with the senior secured two-year promissory note, it is unclear what TEFCO gains in financing your turnkey projects. In this regard, tell us whether this financing will be accounted for as a liability or a capital contribution. In addition, explain to us whether TEFCO will retain a portion of your future revenues as a result of this financing arrangement. Finally, tell us your consideration of FIN46R in accounting for TEFCO, LLC.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Dave Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Healthcare Services